Exhibit 4.1
DESCRIPTION OF REGISTERED SECURITIES
As of March 31, 2020, Federal Home Loan Bank of San Francisco (Bank) has one class of securities, Class B stock, registered under Section 12 of the Securities Exchange Act of 1934, as amended (Exchange Act). The Class B Stock is registered pursuant to Section 12(g) of the Exchange Act.
DESCRIPTION OF CLASS B STOCK
The following description of the Bank’s Class B Stock and the relevant provisions of the Bank’s amended bylaws and amended capital plan are summaries and are qualified in their entirety by reference to the Bank’s organization certificate, amended bylaws and the Bank’s Capital Plan.
General
The Class B Stock has a par value of $100 per share and is issued, redeemed, repurchased, and transferred only at its stated par value. Each issued and outstanding share of Class B Stock represents an undivided proportionate ownership interest in the retained earnings, paid-in surplus, undivided profits, and equity reserves of the Bank. The Bank may issue Class B Stock only in book-entry form.
Ownership and Transfer of Class B Stock
Class B Stock may be owned only by Bank members or, if required by the Bank in accordance with the Bank’s Capital Plan, by a former member or a member’s successor, and certain other nonmembers who have acquired advances from a former member. At the request of a member, the Bank may transfer a member’s Excess Stock (which is defined in the Capital Plan as stock in excess of a member’s minimum stock requirement) to another Bank member or to an institution that has been approved for membership. All transfers must be made at par value. No other transfers are permitted.
Voting Rights
The members are entitled to vote only in connection with the election of directors in accordance with the Federal Home Loan Bank Act (FHLB Act) and the Federal Housing Finance Agency (Finance Agency) regulations. Each member entitled to vote in a director election may cast for each open directorship in that member’s state in that election, and in any nonmember independent director election, a number of votes equal to the number of shares that it was required to hold as of the prior December 31 (the record date), except that no member’s votes may exceed the average of the number of shares required to be held by all members located in that state as of the record date. Excess Stock is not counted for purposes of voting or for determining the voting limit. A former member that was a member as of the record date is entitled to vote in the election of directors in accordance with the FHLB Act and Finance Agency regulations.
Dividends
All Class B Stock will share in any dividends without preference. Dividends may be paid in the form of cash or Class B Stock. Dividends will be paid to the holders of record during the time period for which the dividend is declared and will be computed on the amount of time during the relevant time period that the shares were outstanding. Dividends will be payable only from the current net earnings or previously retained earnings of the Bank, determined in accordance with generally accepted accounting principles and subject to applicable policies of the Bank and the regulations of the Finance Agency, which may change from time to time.
The Bank is prohibited from paying dividends if the Bank is not in compliance with any of its minimum regulatory capital requirements or if the payment would cause the Bank to fail to meet any of its minimum regulatory capital requirements. The Bank also is prohibited from paying dividends if any principal or interest due on consolidated obligations issued through the Office of Finance has not been paid in full or, under certain circumstances, if the Bank fails to satisfy liquidity requirements under applicable Finance Agency regulations.
The Bank’s Excess Stock Repurchase, Retained Earnings, and Dividend Framework (Framework) summarizes the Bank’s capital management principles and objectives, as well as its policies and practices with respect to retained earnings, dividend payments, and the repurchase of Excess Stock. The Framework includes a dividend philosophy to endeavor to pay a quarterly dividend at an annualized rate between 5% and 7%. The decision to declare any dividend and the dividend rate are at the discretion of the Bank’s Board of Directors, which may choose to follow the dividend philosophy as guidance in the dividend declaration.
The Bank’s Risk Management Policy limits the payment of dividends based on the ratio of the Bank’s estimated market value of total capital to par value of capital stock. If this ratio at the end of any quarter is less than 100% but greater than or equal to 70%, any dividend would be limited to an annualized rate no greater than the daily average of the Federal funds effective rate for the applicable quarter (subject to certain conditions), and if this ratio is less than 70%, the Bank would be restricted from paying a dividend.
Finance Agency regulations do not permit the Bank to pay dividends in the form of capital stock if its Excess Stock exceeds 1% of its total assets.
A former member will be entitled to receive any dividends attributable to its Class B Stock through the date of redemption or repurchase by the Bank.
Liquidation, Merger, or Consolidation
In the event of a liquidation of the Bank, and subject to the authority of the Finance Agency governing liquidations, after payment of the Bank’s liabilities, the holders of Class B Stock will receive par value for their Class B Stock, provided that if funds are insufficient to make payment in full on all of the Class B Stock, the payment will occur on a pro rata basis. In addition, any undistributed retained earnings, paid-in surplus, undivided profits, equity reserves, and other assets not otherwise identified will be allocated among the holders of Class B Stock in proportion to the number of shares of Class B Stock owned by each.
If the Bank is combined with one or more of the other FHLBanks or otherwise liquidated or reorganized, the rights, privileges, and obligations of holders of Class B Stock must be approved by the Finance Agency.
Redemption and Repurchase of Class B Stock While Membership Continues
Redemption Upon Application by the Member. A member may obtain redemption of Class B Stock following a five-year redemption period, subject to certain conditions, by providing a written redemption notice to the Bank. The notice must identify the particular shares to be redeemed, and the identified shares may not be subject to an outstanding request for redemption. If the notice does not identify the particular shares to be redeemed, the member will be deemed to have requested redemption of the most recently purchased shares that are not subject to a pending redemption notice, followed by the shares most recently acquired in a manner other than by purchase that are not subject to a pending redemption notice. Following the requested redemption, the member must continue to meet its minimum stock requirement under the Capital Plan.
A member may cancel its redemption notice before the expiration of the redemption period, subject to a cancellation fee of $0.50 per share during the first 30 months of the redemption period and $1.00 per share after that. If, following the requested redemption, the member would fail to meet its minimum stock requirement, the Bank will not redeem the member’s Class B Stock, but will attempt the redemption on each of the following five business days. If the Bank is prevented from redeeming a member’s Class B Stock during this period for this reason, the redemption notice will be cancelled automatically, and the member must pay a cancellation fee of $1.00 per share multiplied by the number of shares to which the cancellation applies.

Repurchase Initiated by the Bank. In accordance with the Capital Plan, at its discretion, the Bank may repurchase some or all of a member’s Excess Stock by giving the member 15 days’ written notice. The member may waive the notice period. If the Bank is repurchasing Excess Stock from a member, the Bank will first repurchase any Excess Stock subject to a redemption notice submitted by that member, followed by the most recently purchased shares of Excess Stock not subject to a redemption notice, and then by the shares of Excess Stock most recently acquired other than by purchase and not subject to a redemption notice.
In accordance with the Framework, the Bank’s current practice is to repurchase the Surplus Stock (which is defined in the Framework as any stock holdings in excess of 115% of a member’s minimum capital stock requirement) of all members and the Excess Stock of all former members on a daily schedule. The Bank calculates the amount of stock to be repurchased each business day based on the stockholder’s capital stock outstanding after all stock transactions are completed for the day, ensuring that each member and former member would continue to meet its minimum capital stock requirement after the repurchase. The Bank provided written notice to members of the daily repurchases in a communication to members on April 9, 2018 and provided a standing written notice to members of the daily repurchases in the Bank’s Credit Guide. The Bank may change this practice at any time.
Limitations on Redemption and Repurchase. The Bank may not redeem or repurchase any Class B Stock if, following the redemption or repurchase, the Bank would fail to meet its minimum regulatory capital requirement or the affected member would fail to meet its minimum stock requirement. Also, the Bank may not redeem or repurchase any Class B Stock without the approval of the Finance Agency if the Finance Agency or the Board of Directors determines that the Bank has incurred or is likely to incur losses resulting in or likely to result in charges against capital creating an other than temporary decline that causes the Bank’s Total Capital (as defined in the Capital Plan) to fall below the Bank’s aggregate amount of Class B Stock.
Suspension of Redemption and Repurchases. If the Board of Directors determines that the Bank may be unable to satisfy in full all redemptions for a given quarter because (1) following the redemption the Bank would fail to meet or would be likely to fail to meet its minimum regulatory capital requirement, or (2) the redemption would otherwise prevent the Bank from operating in a safe and sound manner, then the Board of Directors may temporarily suspend redemption during that quarter. The Bank shall not repurchase any Excess Stock (including Surplus Stock) without the prior written approval of the Finance Agency during any period in which the Board of Directors has suspended the redemption of capital stock.

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